UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

GRANDPARENTS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

386617104

(CUSIP Number)

Carlos A. Mas, Esq.

Carlton Fields Jorden Burt, P.A.

100 SE Second Street

Suite 4200

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 386617104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VB Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%*
14	TYPE OF REPORTING PERSON OO

_________________

* The percentage is based on 202,268,582 shares of the Issuer’s common stock outstanding as of September 15, 2016, based on information provided by the Issuer.

SCHEDULE 13D

CUSIP No. 386617104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%*
14	TYPE OF REPORTING PERSON IN

 _________________

* The percentage is based on 202,268,582 shares of the Issuer’s common stock outstanding as of September 15, 2016, based on information provided by the Issuer.

EXPLANATORY NOTE

This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by VB Funding, LLC, a Delaware limited liability company (“VB Funding”) and its managing member, Vincent J. Dowling, Jr. (“Dowling”) to report the Reporting Persons’ (as defined hereinafter) acquisition of a total of 70,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”) of Grandparents.com, Inc. as of September 15, 2016, constituting approximately 34.6% of the Issuer’s issued and outstanding shares of the Common Stock.

Item 1.    Security and Issuer

This statement relates to shares of Common Stock, $0.01 par value per share, of Grandparents.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 589 Eighth Avenue, 6th Floor, New York, NY 10018.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by VB Funding and Dowling (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly and have entered into a Joint Filing Agreement, dated September 26, 2016, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. However, this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” within the meaning of Regulation 13d-5 promulgated under the Exchange Act.

(b)     The principal business address of each of the Reporting Persons is 190 Farmington Avenue, Farmington, Connecticut 06032.

(c)     The principal business of VB Funding is to make investments. Dowling is the managing member of VB Funding.

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      VB Funding is organized under the laws of the State of Delaware. Dowling is a citizen of the United States.

Item 3.    Source and Amount of Funds or other Considerations.

On September 15, 2016, the Issuer and VB Funding entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”), which amends and restates that certain Credit Agreement, dated as of July 8, 2015, as amended (the “Original Credit Agreement”), which Original Credit Agreement provided for a credit facility in an aggregate amount of $8,000,000. The Amended and Restated Credit Agreement provides for two additional advances in an aggregate amount not to exceed $2,950,000.

Simultaneously with the entry into the Amended and Restated Credit Agreement, VB Funding acquired 70,000,000 shares of Common Stock pursuant to a Securities Purchase Agreement between the Issuer and VB Funding, dated September 15, 2016 and filed with this Schedule 13D as Exhibit 99.2. The aggregate purchase price for the shares of Common Stock was $1,050,000 which was funded by VB Funding with working capital.

  On September 15, 2016, the Issuer and VB Funding entered into an additional Securities Purchase Agreement, filed with this Schedule 13D as Exhibit 99.3 (the “Preferred Stock Purchase Agreement”), which provides VB Funding the right to purchase a total of 1,500,000 shares of newly created Series D Convertible 12% Preferred Stock of the Issuer for a total price of $1,000,000, convertible into an aggregate of 1,833,000,000 shares of Common Stock of the Issuer, as may be adjusted from time to time. The closing of the sale of shares of Series D Convertible 12% Preferred Stock is subject to certain conditions. The aggregate purchase price for the shares of Series D Convertible 12% Preferred Stock would also be funded with working capital of VB Funding, if and when such transaction closes.

Item 4.    Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired for investment purposes. Except as described in this Schedule 13D, including the exhibits hereto, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

To the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in the preceding paragraph of this Item 4. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, VB Funding may sell all or a portion of its shares of Common Stock, or may purchase additional securities of the Issuer, on the open market or in private transactions, including pursuant to the Preferred Stock Purchase Agreement described in Item 3. The Reporting Persons continually analyze and evaluate VB Funding’s investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law to (i) purchase shares of Common Stock or other securities of the Issuer, including pursuant to the Preferred Stock Purchase Agreement, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, and (iii) participate in or influence the management of Issuer.

Item 5.     Interest in Securities of Issuer

(a)      VB Funding is the holder of record of 70,000,000 shares of Common Stock, representing approximately 34.6% of the shares of Common Stock which were outstanding on September 15, 2016 (as represented by the Issuer).

Dowling is the managing member of VB Funding and holds approximately 89% of the membership interests in VB Funding. By virtue of his ownership of and control position with VB Funding, Dowling may be deemed to have indirect beneficial ownership of the Common Stock held by VB Funding.

(b)      VB Funding has the sole voting and dispositive power over the shares of Common Stock held by it. Dowling, by virtue of his ownership and control position with VB Funding, is deemed to share voting and dispositive power with respect to the shares of Common Stock held by VB Funding.

(c)      Other than the acquisition of the shares of Common Stock reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)      Except as described herein, no other person is known by the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)      Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement between the Reporting Persons, dated September 26, 2016.

99.2	Securities Purchase Agreement, dated as of September 15, 2016, by and between Grandparents.com, Inc. and VB Funding, LLC. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed September 21, 2016).

99.3	Securities Purchase Agreement, dated as of September 15, 2016, by and between Grandparents.com, Inc. and VB Funding, LLC. (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed September 21, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2016	VB FUNDING, LLC, a Delaware limited liability company

	By:	/ s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr. Manager

/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.